Exhibit 99.7

Algonquin Power & Utilities Corp. Files Amended and Restated Business Acquisition Report

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OAKVILLE, ON, Oct. 26, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“Algonquin”) announced that it filed today an Amended and Restated Business Acquisition Report (the “Amended BAR”) on Form 51-102F4 in respect of the acquisition, by a wholly-owned indirect subsidiary of Algonquin, of all of the outstanding shares of Granite State Electric Company (“Granite State”) and EnergyNorth Natural Gas, Inc. (“EnergyNorth”) from National Grid USA. The acquisition closed on July 3, 2012. The Amended BAR amends and restates, as of August 8, 2012, and supersedes the Business Acquisition Report filed on August 8, 2012 (the “Original BAR”). The unaudited pro forma consolidated statements of operations of Algonquin for the three months ended March 31, 2012 included in the Amended BAR incorporates interim financial statements for Granite State and EnergyNorth for their first fiscal quarter of 2013 as required under National Instrument 51-102 - Continuous Disclosure Requirements, which financial statements were not available at the time of filing the Original BAR.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of regulated and non-regulated utilities in North America. The company’s regulated utilities business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 23 renewable energy facilities and 7 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares are traded on the Toronto Stock Exchange under the symbol AQN. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 12:22e 26-OCT-12